Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 25, 2026

Registration Statement No. 333-286012

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa2 / BBB / BBB

Note Type:	Senior Unsecured Notes

Pricing Date:	February 25, 2026

Settlement Date**:	March 2, 2026 (T+3)

Gross Proceeds (before underwriting discounts and offering expenses):	$1,498,402,500
	$750,000,000 4.350% Senior Notes Due 2031	$750,000,000 6.050% Senior Notes Due 2056

Principal Amount:	$750,000,000	$750,000,000

Maturity Date:	April 15, 2031	May 15, 2056

Benchmark Treasury:	3.750% due January 31, 2031	4.625% due November 15, 2055

Benchmark Treasury Price and Yield:	100-18+ / 3.620%	98-25+ / 4.700%

Spread to Benchmark:	+ 77 bps	+ 135 bps

Yield to Maturity:	4.390%	6.050%

Coupon:	4.350%	6.050%

Public Offering Price:	99.812% of the principal amount	99.975% of the principal amount

Make-Whole Call:	T + 15 bps	T + 25 bps

Call at Par:	On or after March 15, 2031	On or after November 15, 2055

Interest Payment Dates:	April 15 and October 15, beginning October 15, 2026	May 15 and November 15, beginning November 15, 2026

CUSIP / ISIN:	87612G AT8 / US87612GAT85	87612G AU5 / US87612GAU58

Joint Book-Running Managers:

MUFG Securities Americas Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

BofA Securities, Inc.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Co-Managers:

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about March 2, 2026, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day prior to delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting MUFG Securities Americas Inc. at 1-877-649-6848, PNC Capital Markets LLC at 1-855-881-0697, TD Securities (USA) LLC at 1-855-495-9846 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.